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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
 For the month of November 2001
 PETROLEOS DE VENEZUELA, S.A.
(Exact Name of Registrant as Specified in its Charter)

VENEZUELAN NATIONAL PETROLEUM COMPANY
(Translation of Registrant's Name into English)

Avenida Libertador
La Campiña, Apdo. 169
Caracas 1010-A, Venezuela
(Address of Principal Executive Offices)

    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F /x/  Form 40-F / /

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes / /  No /x/

INCORPORATION BY REFERENCE

    This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of PDVSA Finance and Petróleos de Venezuela (File No. 333-65454), filed with the U.S. Securities and Exchange Commission on July 19, 2001.

PETROLEOS DE VENEZUELA, S.A.

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months ended June 30, 2001	Year Ended December 31,
		2000	1999	1998	1997	1996
	(millions of U.S. dollars)
Income before provision for income taxes	5,562	12,979	5,350	2,075	10,466	10,329
Distributions in excess of equity earnings of affiliates	—	—	78	47	—	—
Equity earnings (losses) in excess of distributions	(209)	(298)	—	—	(21)	(11)
Interest	247	672	662	365	315	343
Amortization of previously capitalized interest	—	93	538	52	52	52
Portion of rent representative of interest factor	6	17	62	38	82	67

Income as adjusted	5,606	13,463	6,690	2,577	10,894	10,780
Fixed charges:
Interest expense	247	672	662	365	315	343
Capitalized interest	24	59	188	182	180	229
Portion of rent representative of interest factor	6	17	62	38	82	67

Total fixed charges	277	748	912	585	577	639

Ratio of earnings to fixed charges:	20	18	7	4	19	17

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SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEOS DE VENEZUELA, S.A.
Date: November 20, 2001	By:	/s/ LUIS DÁVILA Name: Luis Dávila Title: Chief Financial Officer

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INCORPORATION BY REFERENCE
PETROLEOS DE VENEZUELA, S.A. STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
SIGNATURES